UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               GeneMedicine, Inc.
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                                (Name of Issuer)

                     Common stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    36870710
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                                 (CUSIP Number)

                                  Eric F. Stoer
                                 Bryan Cave LLP
                            700 Thirteenth Street, NW
                              Washington, DC 20005
                                 (202) 508-6000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 3, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

                                  SCHEDULE 13D
                                 Amendment No. 2

CUSIP No. 36870710                                             Page 2 of 6 pages

================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Corange International Limited
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
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                  7  SOLE VOTING POWER
NUMBER OF SHARES
                     1,396,406
BENEFICIALLY      --------------------------------------------------------------
                  8  SHARED VOTING POWER
OWNED BY EACH

REPORTING         --------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
PERSON WITH
                     1,396,406
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,396,406 shares
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.58
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14 TYPE OF REPORTING PERSON*

   CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 Amendment No. 2

CUSIP No. 36870710                                             Page 3 of 6 pages

Item 1. Security and Issuer.

     This Amendment No. 2 to the Statement on Schedule 13D ("Statement") relates to the Common Stock, par value $0.01 per share (the "Stock"), of GeneMedicine, Inc., a Delaware corporation ("GeneMedicine"), and is being filed to report an additional purchase of Stock by the filing person.

     The principal executive offices of GeneMedicine are located at 8301 New Trails Drive, Woodlands, Texas 77381-4248.


Item 2. Identity and Background.

     This Statement is being filed by Corange International Limited, a limited liability company organized under the laws of Bermuda ("CIL"). CIL is an international holding company whose subsidiaries are principally engaged in the business of developing, producing and marketing diagnostic and pharmaceutical products. CIL's principal business address is 22 Church Street, P.O. Box HM 2026, Hamilton HM HX Bermuda.

     CIL is a wholly owned subsidiary of Corange Limited, a limited liability company organized under the laws of Bermuda ("Corange"). Corange is an international holding company whose subsidiaries are principally engaged in the business of developing, producing and marketing diagnostic, orthopedic and pharmaceutical products. Corange's principal business address is 22 Church Street, P.O. Box HM 2026, Hamilton, HM HX Bermuda.

     Exhibit A to the Statement contains certain information concerning each executive officer and director of CIL and Corange.

     Neither CIL nor Corange, nor to their knowledge, any of the persons named in Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither CIL nor Corange, nor to their knowledge, any of the persons named in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 SCHEDULE 13D
                                 Amendment No. 2

CUSIP No. 36870710                                             Page 4 of 6 pages

Item 3. Source and Amount of Funds and Other Consideration.

     Pursuant to a Share Purchase Agreement by and between GeneMedicine and CIL dated July 17, 1995 (the "Purchase Agreement"), a copy of which was filed with the Commission as Exhibit B to the Statement, CIL purchased 444,444 shares of Stock for an aggregate consideration of $4,000,000 on July 17, 1995, and an additional 418,629 shares of Stock on February 1, 1996 for an aggregate consideration of $4,000,000. Pursuant to the Purchase Agreement, CIL purchased an additional 533,333 shares of Stock on February 3, 1997 for an aggregate consideration of $4,000,000. The consideration for all of the above purchases was cash, the source of which was the working capital of CIL.


Item 4. Purpose of the Acquisition.

     Effective February 3, 1995, GeneMedicine and CIL entered into an Alliance Agreement, pursuant to which the parties agreed to collaborate in respect of research and potential commercialization of a gene therapy method for the treatment of head and neck cancer and melanoma in humans. In connection with the execution of the Alliance Agreement, the parties entered into the Purchase Agreement.

     Pursuant to the Purchase Agreement, CIL agreed to make five separate purchases of the Stock commencing July 1995 and on each of February 1, 1996, February 1, 1997, February 1, 1998 and February 1, 1999. In each instance, CIL agreed to purchase $4,000,000 worth of Stock based on the then market price of the Stock: the first two installments at 120% of the then market price and the subsequent installments at the then market price of the Stock; provided, however, that in no event will the purchase price be less than $7.50 per share. GeneMedicine may require CIL to purchase additional shares of Stock under certain conditions as set forth in the Purchase Agreement.

     The Purchase Agreement includes a standstill provision pursuant to which, subject to certain top-up rights and except as contemplated by the Purchase Agreement, CIL agreed not to increase its beneficial ownership of the Stock without the prior written consent of GeneMedicine. In addition, pursuant to the Purchase Agreement CIL has piggyback registration rights covering the Stock purchased and to be purchased by CIL and, commencing on February 1, 1998, has the right to a demand registration on Form S-3 of those securities.

     The Stock acquired by CIL was acquired for investment. Except as described above or as set forth in the Purchase Agreement and the Alliance Agreement, none of CIL, Corange or, to the knowledge of CIL, any person named in Exhibit A hereto has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                                 SCHEDULE 13D
                                 Amendment No. 2

CUSIP No. 36870710                                             Page 5 of 6 pages

Item 5. Interest in Securities of the Issuer.

     (a)-(b) CIL beneficially owns 1,396,406 shares of Stock. Based upon information contained in the most recently available filing by GeneMedicine with the Securities and Exchange Commission, such shares constitute approximately 10.58% of the outstanding shares of Stock. CIL has the sole power to vote and to dispose of all such shares. Corange also may be deemed to beneficially own such shares. To the knowledge of CIL, no shares of Stock are beneficially owned by any of the persons named in Exhibit A.

     (c) Except as described above, none of CIL, Corange or, to the knowledge of CIL, any person named in Exhibit A, has affected any transaction in the Stock during the past 60 days.

     (d) To the knowledge of CIL, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Stock beneficially owned by CIL.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Except as described above, none of the persons named in response to Item 2 is a party to any contract, arrangement, understanding or relationship relating to any securities of GeneMedicine.


Item 7. Material to Be Filed as Exhibits.

     Exhibit A: Information concerning executive officers and directors of CIL and Corange

     Exhibit B: Share Purchase Agreement (previously filed)

     Exhibit C: Power of Attorney (previously filed)

                                 SCHEDULE 13D
                                 Amendment No. 2

CUSIP No. 36870710                                             Page 6 of 6 pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 1997

                                        CORANGE INTERNATIONAL LIMITED

                                        Ivor MacLeod
                                        ----------------------------------------
                                        By:    Ivor Macleod
                                        Title: Authorized signatory

                                                                       EXHIBIT A

                     OFFICERS AND DIRECTORS OF CORANGE LTD.


Name               Position(s)           Employer                    Citizenship
-----------------  --------------------  --------------------------  -----------

Michael J. Drew    Director              International Services Ltd. UK

Curt G. Engelhorn  Chairman & Director   Corange Ltd                 Germany

James A. Lent      Director              DePuy Inc.                  USA

Gerald Moller      Director              Boehringer Mannheim GMBH    Germany

Anthony Williams   Vice Chairman         Coudert Brothers            USA
                   & Director


            OFFICERS AND DIRECTORS OF CORANGE INTERNATIONAL LIMITED

Name               Position(s)           Employer                    Citizenship
-----------------  --------------------  --------------------------  -----------

Michael J. Drew    Director              International Services Ltd. UK
                   & Vice President

Adolf Luttke       Director              Corange Ltd                 Germany
                   & Vice President
                   Administration

Anthony Williams   Director              Coudert Brothers            USA

Bernhard Kubitza   Director              Corange Ltd                 Germany